Exhibit 99.1

PURE NICKEL INC.

Annual General Meeting of Shareholders
April 28, 2010
(the “Meeting”)

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the Meeting of the Shareholders of Pure Nickel Inc. (the “Corporation”) held on April 28, 2010, in accordance with Section 11.3 of NI 51-102, we hereby advise you of the following voting results on the matters submitted to the Meeting.

1.	Election of Directors

By a vote by way of show of hands, the shareholders elected the following individuals as directors of the Corporation for a term to expire immediately following the next annual meeting of shareholders or until their successors are elected or appointed:

Robert Angrisano
Harry Blum
David McPherson
R. David Russell
Constantine Salamis
W.S. (Steve) Vaughan

2.	Appointment of Auditors

By a vote by way of show of hands, the shareholders reappointed SF Partnership LLP as auditors of the Corporation and the directors of the Corporation were authorized to fix their remuneration.

Dated April 28, 2010

PURE NICKEL INC.

“Lisa Buchan” (signed)
Lisa Buchan
Corporate Secretary